SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE

April 13, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Irene Paik
Christopher Edwards
Bonnie Baynes
Jim Rosenberg

Re:	Tricida, Inc.
Draft Registration Statement on Form S-1
Submitted March 1, 2018
CIK No. 0001595585

Dear Ms. Paik:

On behalf of our client, Tricida, Inc. (“Tricida” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 28, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on March 1, 2018. We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Draft Registration Statement on Form S-1 submitted March 1, 2018

Prospectus Summary

Overview, page 1

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

April 13, 2018

1.	We note your disclosure that you expect results from TRCA-301 in the second quarter of 2018 and plan to submit a New Drug Application (“NDA”) in the second half of 2019. Please revise your disclosure here and throughout the prospectus to clarify whether the results from the TRCA-301E safety extension clinical trial are also expected by the second quarter of 2018. If not, please provide additional disclosure regarding any additional clinical trials, including TRCA-301E, that will need to be completed prior to submission of the NDA and the expected timeline for completion.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 3 and throughout the Registration Statement, where applicable, to clarify that the Company’s safety extension trial, TRCA-301E, is currently scheduled for completion in the first half of 2019, in advance of when the Company plans to submit a New Drug Application with the U.S. Food and Drug Administration in the second half of 2019.

2.	At first use, please revise your disclosure to provide a brief description of the FDA’s Accelerated Approval Program.

The Company respectfully advises the Staff that it has added such disclosure on page 1 of the Registration Statement in response to the Staff’s comment.

TRC101 Key Clinical Data, page 3

3.	We note your statement that TRC101 was shown to be effective in increasing blood bicarbonate in a two-week period in your successful Phase 1/2 clinical trial, TRCA-101. Please remove statements suggesting that your product candidate is effective, as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

The Company respectfully advises the Staff that it has removed such disclosure on page 3 of the Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 6

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment. To the extent that it relies upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d), whether or not they retain copies of the communications.

April 13, 2018

Risk Factors, page 11

5.	We note your disclosure on page 153 that your restated certificate of incorporation and bylaws will provide for an exclusive forum provision. Please add a risk factor to disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, and may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.

The Company respectfully advises the Staff that it has included such risk factor on page 61 of the Registration Statement.

Use of Proceeds, page 64

6.	Please revise this section to disclose the approximate amount of the net proceeds intended to be used for each purpose. In addition, we note that you will need to raise additional capital to complete your confirmatory postmarketing trial, TRCA-303. Please disclose the amount and sources of such other funds needed to complete your confirmatory postmarketing trial. Refer to Item 504 and Instruction 3 to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages 65 of the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that at the current time the Company has no specific or preliminary plans for the use of proceeds from this offering other than the uses disclosed in the Registration Statement. The Company does not currently know the approximate amount of the net proceeds intended to be used for each purpose because the Company does not have an estimate for the net proceeds from the issuance and sale of its common stock in this offering. The Company will further revise the disclosure in the Registration Statement prior to the completion of this offering with respect to the use of proceeds from this offering.

At this time, the Company is unable to disclose the amount of funds needed to complete its confirmatory postmarketing trial, TRCA-303, because, as disclosed elsewhere in the Registration Statement, the total expenses related to the trial are dependent on various factors including reaching agreement with FDA on the final clinical trial protocol, the timely enrollment of an adequate number of patients and potentially large dropout rate of participants, all of which could add time, expense and risk to the completion of the trial. The Company expects to seek additional funds through public or private equity financings, debt financings or other sources, such as strategic collaborations, in the future following the initial public offering.

April 13, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgements and Estimates

Common Stock Valuation Methodologies, page 86

7.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Business

Overview of CKD, page 90

8.	We note your disclosure that the annual Medicare expense for CKD including end-stage renal disease is $98 billion. Please revise your disclosure to discuss the relevance of this statistic for TRC101 for the treatment of metabolic acidosis.

The Company respectfully advises the Staff that it has revised the disclosure on page 92 of the Registration Statement in response to the Staff’s comment.

Drug-drug Interaction Studies, page 100

9.	We note your disclosure in this section that you are conducting a Phase 1 trial in healthy volunteers to evaluate the effect of the polymer on fed and fasting gastric pH, both with and without concomitant administration of a proton pump inhibitor. Please expand your disclosure to provide additional information regarding this trial, including whether you will need to complete this trial prior to submission of your NDA, how the results of the trial will impact marketing approval, the number of patients, the current status of the trial, the primary endpoints and when you expect the results of the trial.

The Company respectfully advises the Staff that it has revised the disclosure on pages 103-104 of the Registration Statement in response to the Staff’s comment. The Company will further update this disclosure in future filings after it completes evaluating data from this study.

April 13, 2018

Manufacturing, page 103

10.	We note your disclosure on page 22 that you rely on a single supplier for drug substance and that there are a limited number of experienced contract manufacturers in the world capable of manufacturing a polymeric drug substance such as TRC101. Please provide expanded disclosure identifying the manufacturer, describing the material terms of the agreement with the manufacturer of the drug substance and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide an analysis as to why you are not substantially dependent upon such agreement.

The Company respectfully advises the Staff that it has revised the disclosure on page 107 of the Registration Statement in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that it is currently negotiating an agreement with the manufacturer of TRC101 drug substance. Once the agreement is finalized, the Company intends to disclose the material terms of the agreement in the Registration Statement and to file the agreement as an exhibit to the Registration Statement. The Company may seek confidential treatment for information contained in the agreement pursuant to Rule 406 of the Securities Act.

Exhibits

11.	Please file as an exhibit to the registration statement the Executive Severance Benefit Plan or tell us why you do not believe this needs to be filed. See Item 601(b)(10)(iii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has added the Executive Severance Benefit Plan as Exhibit 10.4 to the Registration Statement and will file it with a subsequent amendment to the Registration Statement.

General

12.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

* * * *

April 13, 2018

If you have questions with respect to the revised Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5776.

Sincerely,

/s/ Geoffrey W. Levin

Geoffrey W. Levin

Sidley Austin LLP

cc:	Gerrit Klaerner, Ph.D., Tricida, Inc.
Sharon R. Flanagan, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
David Peinsipp, Cooley LLP
Divakar Gupta, Cooley LLP
Charles S. Kim, Cooley LLP